Mail Stop 3561

May 24, 2010

Harold S. Edwards, President
Limoneira Company
1141 Cummings Road
Santa Paula, CA 93060

   RE: **Limoneira Company**
       Registration Statement on Form 10
       File No. 0-53885

Dear Mr. Edwards:

    We have completed our review of your filing and have no further comments at this time.

           Sincerely,

           John Reynolds,
           Assistant Director